LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

04045531

16 September 2004

SUPPL

RECEIVED
2004 OCT 18 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 15 September 2004, Re: Proposed issuance of RM500 million Bai' Bithaman Ajil Islamic Debt Securities by Antara Steel Mills Sdn Bhd for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 10/19

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED ISSUANCE OF RM500 MILLION BAI' BITHAMAN AJIL ISLAMIC DEBT SECURITIES BY ANTARA STEEL MILLS SDN BHD

* **Contents :-**

1. INTRODUCTION

The Board of Directors wishes to announce the proposed issuance of RM500 million Bai' Bithaman Ajil Islamic Debt Securities by Antara Steel Mills Sdn Bhd ("Antara"), a wholly-owned subsidiary of Amsteel Mills Sdn Bhd ("AMSB"), which in turn is a 99% owned subsidiary of Lion Industries Corporation Berhad ("LICB") ("Proposed Bond Issue").

2. DETAILS OF THE PROPOSED BOND ISSUE

The Proposed Bond Issue will be arranged and underwritten by AmMerchant Bank Berhad and will enable Antara to tap into the domestic debt market at lower interest rates. The Proposed Bond Issue will have a tenure of 6 years from the date of issue.

The LICB Group will undertake an internal restructuring involving the internal transfer of the Labuan hot briquetted iron operations from AMSB to Antara for a consideration of RM300 million to be satisfied by a cash payment of RM270 million and the issuance of 30 million redeemable preference shares of RM0.01 each ("RPS") at a premium of RM0.99 per RPS (" Proposed Internal Transfer of HBI Operations").

The Proposed Bond Issue will enable Antara to have a cash inflow of RM500 million of which RM270 million will be utilised for the Proposed Internal Transfer of HBI Operations. Antara will retain the balance RM230 million for capital expenditure and working capital requirements for the Johor and Labuan plants and issue expenses.

Pursuant to the Proposed Internal Transfer of HBI Operations, AMSB will have cash inflow of

LION INDUSTRIES CORPORATION BERHAD (415-D)

RM270 million of which RM150 million will be utilised to prepay AMSB's lenders. AMSB will retain the balance RM120 million for its capital expenditure and working capital requirements.

The Proposed Internal Transfer of HBI Operations which is subject to the consent of AMSB's lenders will be implemented by way of a scheme of arrangement pursuant to section 176 of the Companies Act, 1965.

3. RATIONALE FOR THE PROPOSED BOND ISSUE

The Proposed Bond Issue will enable the LICB Group to raise funds amounting to RM500 million which will be utilised for the prepayment of AMSB lenders and the capital expenditure and working capital requirements of Antara's Johor and Labuan plants and AMSB's Klang plant. The capital expenditure will ultimately increase productivity and enhance profitability.

4. FINANCIAL EFFECTS

i) Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Proposed Bond Issue does not involve the issuance of new LICB shares.

ii) Earnings

The Proposed Bond Issue is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2005.

iii) Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Bond Issue is not expected to have any impact on the NTA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2004.

5. CONDITIONS OF THE PROPOSED BOND ISSUE

The Proposed Bond Issue is conditional upon:

i) the approval of the Securities Commission for the Proposed Bond Issue;
ii) the approval of the Ministry of International Trade and Industry and such consents as may be required from the local authorities for the Proposed Internal Transfer of HBI Operations;
iii) the approval of AMSB lenders in a scheme of arrangement pursuant to Section 176 of the Companies Act, 1965; and
iv) any other relevant authorities.

6. DIRECTORS' RECOMMENDATION

The Directors of LICB having taken into consideration all aspects of the Proposed Bond Issue, are of the opinion that the Proposed Bond Issue is fair and reasonable and is in the best interest of LICB and its shareholders.

[illegible] BERHAD (415-D)

Secretary

7. TIME FRAME

Barring any unforseen circumstances, the Proposed Bond Issue is expected to be completed by December 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

15 SEP 2004